American Bonanza Restructures Outstanding Indebtedness

April 11, 2013 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza” or "Company") announces that it has restructured approximately US$7.6 million in outstanding indebtedness and received commitments for an additional US$1.0 million in new indebtedness.

The Company has issued Amended and Restated Secured Promissory Notes for an aggregate of $8.6 million (the “Amended Notes”). The Amended Notes replace both the Company’s existing US$6.0 million Gold Loan (see news release September 14, 2012), and additional promissory notes issued for US$1.6 million in additional advances made by the same lenders in November 2012. Those additional notes were not repayable through the delivery of gold, and bore interest at 24% per annum. In addition, the lenders have also advanced to the Company an additional $1.0 million, all of which is reflected through the issue of the Amended Notes. The Amended Notes bear interest at 12% per annum, payable monthly, in arrears commencing May 1, 2013. The principal of the Amended Notes will be repaid in 12 equal installments commencing September 1, 2013 through the delivery of gold ounces at a price of US$1,100 per ounce (instead of $1,200 per ounce prior to the restructuring), or an equivalent amount of cash at the option of the holders of the Amended Notes. The Amended Notes are secured by a charge on the assets of the Company.

In connection with the restructuring, the Company has agreed to issue to the lenders an aggregate of 2,600,000 warrants, each warrant exercisable to acquire one common share of the Company at $0.20 per share for a period of two years from closing. The issue of the warrants is subject to the approval of the TSX.

The Company has also reached agreement with the holders of US$660,000 in additional outstanding indebtedness to extend the date for the repayment thereof from March 4 and 8, 2013 to July 8, 2013.

In addition, the Company has reached an agreement with an arms length lender for a $1 million short term unsecured loan. The loan bears interest at 20% per annum before default, and 40% after default. The loan must be repaid by April 30, 2013. In connection with the loan, the Company has agreed to issue an aggregate of 1,000,000 warrants, each warrant exercisable to acquire one common share of the Company at $0.12 per share until April 9, 2013. The issue of the warrants is subject to the approval of the TSX.

All securities issued by the Company described in this news release will be subject to a hold period of four months from the date of issue.

About Bonanza

For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements made in this news release, other than statements of historical facts, is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; limited history of production; future metals price fluctuations, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com